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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           TRIDENT INTERNATIONAL, INC.
                            (Name of Subject Company)


                           TRIDENT INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   895934 10 7
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                      (CUSIP Number of Class of Securities)


                                ELAINE A. PULLEN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           TRIDENT INTERNATIONAL, INC.
                                1114 FEDERAL ROAD
                       BROOKFIELD, CONNECTICUT 06804-1140
                                 (203) 740-9333
  (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:


                             JOHN J. EGAN III, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000



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     This Amendment No. 3 to Schedule 14D-9 amends the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Trident International, Inc. (The "Company") on January 13, 1999 relating to the tender offer by ITW Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Illinois Tool Works Inc., for all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at $16.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 3. IDENTITY AND BACKGROUND

     The Solicitation/Recommendation Statement is amended in the first paragraph of the section titled "Conditions to the Offer" in Item 3 on page 5 (i) in the first sentence, by deleting the words "The Merger Agreement provides that"; and
(ii) in the last sentence, by changing the language "prior to the time of acceptance for payment of any such Shares" to "on or before the Expiration Date of the Offer."



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 29, 1999           TRIDENT INTERNATIONAL, INC.

                                  By: /s/ J. Leo Gagne
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                                      J. Leo Gagne
                                      Vice President and Chief Financial Officer